UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 7

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

S1 CORPORATION

(Name of Subject Company (Issuer))

ACI WORLDWIDE, INC.

ANTELOPE INVESTMENT CO. LLC

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78463B101

(CUSIP Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

Dennis P. Byrnes, Esq.

President

Antelope Investment Co. LLC

c/o ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Tel.: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$514,735,093.50	$59,760.75

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 59,267,138 shares of S1 Corporation common stock (the sum of (x) 54,983,593 shares of S1 Corporation common stock outstanding as of September 29, 2011 and (y) 4,283,545 shares of S1 Corporation subject to outstanding options or the grant of rights to purchase S1 Corporation common stock, less (z) 1,107,000 shares of S1 Corporation common stock beneficially owned by ACI Worldwide, Inc.), and (ii) the average of the high and low sales prices of shares of S1 common stock as reported on the NASDAQ Stock Market on September 26, 2011 ($8.685). The calculation of the filing fee is based on S1 Corporation’s representation of its capitalization as of September 29, 2011.
**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,295.14	Form or registration no.:	Form S-4
Filing Party:	ACI Worldwide, Inc.	Date Filed:	August 30, 2011

Amount previously paid:	$44,308.53	Form or registration no.:	Schedule TO
Filing Party:	ACI Worldwide, Inc.	Date Filed:	August 30, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2011, as amended by Amendment No. 1 thereto filed on September 7, 2011, Amendment No. 2 thereto filed on September 15, 2011, Amendment No. 3 thereto filed on September 21, 2011, Amendment No. 4 thereto filed on September 28, 2011, Amendment No. 5 thereto filed on October 3, 2011 and Amendment No. 6 thereto filed on October 13, 2011 (as amended, the “Schedule TO”) by ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Antelope Investment Co. LLC, a Delaware limited liability company and wholly-owned subsidiary of ACI (“Offeror”). This Schedule TO relates to the third-party tender offer by Offeror to exchange all of the issued and outstanding shares of common stock, par value $0.01 per share (the “S1 Shares”), of S1 Corporation, a Delaware corporation (“S1”) for 0.3148 shares of ACI common stock, par value $0.005 per share (the “ACI Shares”), or $10.00 in cash for each S1 Share (less applicable withholding taxes and without interest) (the “Exchange Offer”).

ACI has filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) relating to the Exchange Offer (as amended, the “Registration Statement”). The terms and conditions of the Exchange Offer are set forth in the prospectus/offer to exchange (“Prospectus/Offer to Exchange”) filed pursuant to Rule 424(b)(3) on November 9, 2011 and the related letter of election and transmittal (the “Letter of Election and Transmittal”) which are filed as exhibits to the Registration Statement.

ITEMS 1 THROUGH 9, AND ITEM 11.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following:

On October 28, 2011, ACI and S1 Corporation issued a press release announcing that they had received a request for additional information from the U.S. Department of Justice (“DOJ”) relating to ACI’s proposed acquisition of S1. The request was under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). The effect of the request is to extend the waiting period imposed by the HSR Act until 30 days after ACI has substantially complied with the request, unless voluntarily extended or terminated sooner by the DOJ. The request is focused on the card payments business. In 2010, S1’s card payments business generated approximately $11.9 million of revenue in the United States.

On October 31, 2011, ACI issued a press release announcing that it had extended the Exchange Offer to 5:00 p.m., Eastern time, on November 30, 2011, unless further extended. As of 5:00 p.m., Eastern time, on Friday October 28, 2011, 14,239,603 shares of S1 common stock had been validly tendered in, and not withdrawn from, the Exchange Offer, representing approximately 25.9% of the outstanding S1 shares.

ITEMS 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On November 10, 2011, ACI entered into the Credit Agreement (the “Credit Agreement”) with each of the lenders named therein, Wells Fargo Securities, LLC, RBS Citizens, N.A., Sovereign Bank, N.A. and U.S. Bank National Association, as Joint Lead Arrangers and Joint Book-Running Managers, and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender. The Credit Agreement consists of a five-year $250 million senior secured revolving credit facility (the “Revolving Credit Facility”), which includes a sublimit for the issuance of standby letters of credit and a sublimit for swingline loans, and a five-year $200 million senior secured term loan facility (the “Term Credit Facility” and, together with the Revolving Credit Facility, the “Credit Facility”).

Borrowings under the Credit Facility may be used to purchase shares of S1 in the Exchange Offer, subject to the satisfaction (or waiver with the consent of the Administrative Agent) of the conditions to the Exchange Offer set forth in the Transaction Agreement and the satisfaction of customary conditions under the Credit Agreement.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(R)	Joint Press Release of ACI and S1, dated October 28, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 28, 2011)

(a)(5)(S)	Press Release, dated October 31, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 31, 2011)

(b)(2)	Credit Agreement, dated November 10, 2011, by and among ACI Worldwide, Inc., Wells Fargo Bank, N.A. and the lenders that are party thereto

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Post-Effective Amendment to the Schedule TO is true, complete and correct.

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, General Counsel and Secretary

ANTELOPE INVESTMENT CO. LLC

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

Date: November 14, 2011

EXHIBIT INDEX

(a)(1)(A)	Intentionally Omitted

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(4)(A)	Prospectus/Offer to Exchange (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(5)(A)	Press Release and Proposal Letter to S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(B)	Proposal Slides, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(C)	ACI Employee Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	ACI Partner Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(E)	ACI Earnings Call and Discussion on Proposal to Acquire S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(F)	Press Release, dated August 2, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 2, 2011)

(a)(5)(G)	Press Release, dated August 15, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 15, 2011)

(a)(5)(H)	Press Release, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(I)	ACI Letter to S1 Shareholders, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(J)	ACI Proxy Statement on Schedule 14A, dated August 25, 2011 (incorporated by reference to ACI’s filing on August 25, 2011)

(a)(5)(K)	Investor Presentation, dated September 7, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 7, 2011)

(a)(5)( L)	Press Release, dated September 7, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 7, 2011)

(a)(5)(M)	Prospectus Disclosure (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 15, 2011)

(a)(5)(N)	Press Release, dated September 27, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 27, 2011)

(a)(5)(O)	Joint press release of ACI and S1, dated October 3, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 3, 2011)

(a)(5)(P)	Employee Letter, dated October 3, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 3, 2011)

(a)(5)(Q)	S1 Offeree Letter, dated October 3, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 3, 2011)

(a)(5)(R)	Joint Press Release of ACI and S1, dated October 28, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 28, 2011)

(a)(5)(S)	Press Release, dated October 31, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 31, 2011)

(b)(1)	Commitment Letter, dated August 29, 2011, from Wells Fargo Securities, LLC and Wells Fargo Bank, National Association*

(b)(2)	Credit Agreement, dated November 10, 2011, by and among ACI Worldwide, Inc., Wells Fargo Bank, N.A. and the lenders that are party thereto.

(d)(1)

Transaction Agreement, by and among ACI Worldwide, Inc., Antelope Investment Co. LLC and S1 Corporation, dated

October 3, 2011 (incorporated by reference to ACI’s Current Report on Form 8-K filed on October 3, 2011)

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with Schedule TO on August 30, 2011.